CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Three months ended March 31, 2011		Year ended December 31, 2010
Pretax income from operations:
Net income	$53.9		$284.6
Add income tax expense	29.7		8.9

Pretax income from operations	83.6		293.5

Add fixed charges:
Interest expense on corporate debt	20.6		79.3
Interest expense on investment borrowings	8.6		33.9
Interest added to policyholder account balances	72.6		303.9
Portion of rental (a)	3.3		13.0

Fixed charges	105.1		430.1

Adjusted earnings	$188.7		$723.6

Ratio of earnings to fixed charges	1.80	X	1.68	X
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(a)	Interest portion of rental is estimated to be 33 percent.